Amendment dated June 12, 2018 to the Pricing Supplement dated March 19, 2018 to the Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016

Barclays ETN+ FI Enhanced Europe 50 ETNs Series B

This amendment (the “Amendment”) amends and supplements the pricing supplement dated March 19, 2018 (the “Pricing Supplement”) for the Barclays ETN+ FI Enhanced Europe 50 ETNs Series B (the “ETNs”). The terms of the ETNs are as described in the Pricing Supplement, including the specific amendments described below.

Settlement Charge: The settlement charge is a charge imposed upon holder redemption and the payment at maturity, and is equal to 0.05% times the long index amount on the applicable valuation date.  Notwithstanding the foregoing, the settlement charge shall not apply to any holder redemption having a valuation date from and including June 13, 2018 to and including June 26, 2018.  The settlement charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with making a payment on the ETNs. The proceeds we receive from the settlement charge may be more or less than such costs.

As a result of this modification, the Pricing Supplement is hereby further amended to reflect the temporary waiver of the settlement charge.

You may lose some or all of your principal if you invest in the ETNs.  Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  See “Risk Factors” beginning on page PS-23 of the Pricing Supplement for risks relating to an investment in the ETNs.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment to the Pricing Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc.  Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto).  For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Amendment dated June 12, 2018, amending

Pricing Supplement dated March 19, 2018

We describe the ETNs in the pricing supplement, prospectus supplement and prospectus filed with the Securities and Exchange Commission, or SEC. You may access the pricing supplement and the related prospectus supplement and prospectus on the SEC website:

•                  Pricing supplement dated March 19, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000110465918018637/a18-7805_31424b2.htm

•                  Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

Terms used herein by not defined have the meanings given to such terms in the Pricing Supplement.